As filed with the Securities and Exchange Commission on March 24, 2025
Securities Act File No. 333-283413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

BLUE OWL TECHNOLOGY FINANCE CORP.
(Exact name of registrant as specified in charter)

399 Park Avenue
New York, NY 10022
(212) 419-3000
(Address and telephone number, including area code, of principal executive offices)
Jonathan Lamm
Chief Operating Officer and Chief Financial Officer
399 Park Avenue
New York, NY 10022
(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus, Esq. Kristin H. Burns, Esq. Dwaune L. Dupree, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW Washington, DC 20004 Tel: (202) 383-0100	Monica J. Shilling, P.C. Nicole M. Runyan, P.C. Philippa Bond, P.C. Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Tel: (310) 552-4200 Tel: (310) 552-4200	Eric S. Purple. Esq. Nicole Simon, Esq. Stradley Ronon Stevens & Young, LLP 2000 K St, NW Washington DC 20004 Tel: (202) 822-9611

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-283413) of Blue Owl Technology Finance Corp. (as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference.

PART C
Other Information
Item 15. Indemnification
Section 2-418 of the MGCL allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify these persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. The charter of OTF obligates OTF, subject to the limitations of the MGCL and the requirements of the 1940 Act, to indemnify (i) any present or former director or officer; or (ii) any individual who, while a director or officer and at OTF’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee; from and against any claim or liability to which the person or entity may become subject or may incur by reason of such person’s service in that capacity, and to pay or reimburse such person’s reasonable expenses as incurred in advance of final disposition of a proceeding.
So long as OTF is regulated under the 1940 Act, the above indemnification is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.
Blue Owl Technology Credit Advisors LLC and its affiliates (each, an “Indemnitee”) are not liable to OTF for (i) mistakes of judgment or for action or inaction that such person reasonably believed to be in OTF best interests absent such Indemnitee’s gross negligence, bad faith, reckless disregard or willful malfeasance or (ii) losses or expenses due to mistakes of judgment, action or inaction, or the negligence, dishonesty or bad faith of any broker or other agent of OTF who is not an affiliate of such Indemnitee, provided that such person was selected, engaged or retained without gross negligence, willful misconduct, or fraud.
OTF will indemnify each Indemnitee against any liabilities relating to the offering of our common stock or our business, operation, administration or termination, unless it is established that (i) an act or omission of the Indemnitee was material and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty or (ii) the Indemnitee actually received an improper personal benefit in money, property or services and except to the extent arising out of the Indemnitee’s gross negligence, fraud or knowing and willful misconduct. OTF may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action, provided the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.
Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of OTF pursuant to the foregoing provisions, or otherwise, OTF has been advised that in the opinion of the SEC such indemnification is against public policy as expressed Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by OTF of expenses incurred or paid by a director, officer or controlling person of OTF in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, OTF will, unless in the opinion of OTF’s counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by OTF is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit Number	Description

(1)
Articles of Amendment and Restatement, dated August 9, 2018, as amended through June 22, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 11, 2023).

(2)	Amended and Restated Bylaws, dated July 6, 2023 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on June 22, 2023).

(3)	Not Applicable.

(4)
Agreement and Plan of Merger among Blue Owl Technology Finance Corp., Blue Owl Technology Finance Corp. II, Oriole Merger Sub Inc., Blue Owl Technology Credit Advisors LLC (for the limited purposes set forth therein) and Blue Owl Technology Credit Advisors II LLC (for the limited purposes set forth therein), dated as of November 12, 2024 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on November 13, 2024).

(5)(a)	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form 10, filed on September 17, 2018).

(5)(b)
Indenture, dated as of June 12, 2020 by and between Owl Rock Technology Finance Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on June 12, 2020).

(5)(c)
First Supplemental Indenture, dated as of June 12, 2020, relating to the 6.75% notes due 2025, by and between Blue Owl Technology Finance Corp. and Wells Fargo Bank, National Association, as trustee, including the form of global notes attached thereto (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed on June 12, 2020).

(5)(d)	Form of 6.75% notes due 2025 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s current report on Form 8-K filed on June 12, 2020).

(5)(e)
Form of 6.75% notes due 2025 sold in reliance on Rule 501(a)(1), (2), (3) or (7) of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s current report on Form 8-K filed on June 12, 2020).

(5)(f)
Second Supplemental Indenture, dated as of September 23, 2020, relating to the 4.75% notes due 2025, by and between Blue Owl Technology Finance Corp. and Wells Fargo Bank, National Association, as trustee, including the form of global notes attached thereto (incorporated by reference to Exhibit 4.2 to the Company`s current report on Form 8-K filed on September 23, 2020).

(5)(g)	Form of 4.75% notes due 2025 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s current report on Form 8-K filed on September 23, 2020).

(5)(h)
Form of 4.75% notes due 2025 sold in reliance on Rule 501(a)(1), (2), (3) or (7) of the Securities Act, or upon the effectiveness of amendments thereto, Rule 501(a)(9) of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s current report on Form 8-K filed on September 23, 2020).

(5)(i)
Third Supplemental Indenture, dated as of December 17, 2020, relating to the 3.75% notes due 2026, by and between Blue Owl Technology Finance Corp. and Wells Fargo Bank, National Association, as trustee, including the form of global notes attached thereto (incorporated by reference to Exhibit 4.2 to the Company's current report on Form 8-K filed December 17, 2020).

(5)(j)	Form of 3.75% notes due 2026 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s current report on Form 8-K filed on December 17, 2020).

(5)(k)
Form of 3.75% notes due 2026 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9) of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s current report on Form 8-K filed on December 17, 2020).

(5)(l)
Fourth Supplemental Indenture, dated June 14, 2021, relating to the 2.500% note due 2027, by and between the Company and Wells Fargo Bank, National Association as trustee, including the form of Global Note attached thereto (incorporated by reference to Exhibit 4.1 to the Company's quarterly report on Form 10-Q filed on August 12, 2021).

(6)
Amended and Restated Investment Advisory Agreement between Owl Rock Technology Finance Corp. and Owl Rock Technology Advisors LLC, dated May 18, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on May 19, 2021).

(7)	Not Applicable.

(8)	Not Applicable.

(9)
Custody Agreement by and between the Company and State Street Bank and Trust Company, dated August 2018 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form 10 filed on August 10, 2018).

(10)	Not Applicable.

(11)
Opinion and Consent of Eversheds Sutherland (US) LLP with respect to the legality of shares (incorporated by reference to Exhibit 11 to the Company’s Registration Statement on Form N-14 filed on November 22, 2024).

(12)(a)	Opinion and Consent of Eversheds Sutherland (US) LLP supporting tax matters and consequences to stockholders discussed in the joint proxy statement/prospectus*

(12)(b)	Opinion and Consent of Eversheds Sutherland (US) LLP supporting tax matters and consequences to stockholders discussed in the joint proxy statement/prospectus*

(13)(a)
Amended and Restated Administration Agreement between Owl Rock Technology Finance Corp. and Owl Rock Technology Advisors LLC, dated May 18, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on May 19, 2021).

(13)(b)	Dividend Reinvestment Plan effective as of August 10, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form 10 filed on August 10, 2018).

(13)(c)
License Agreement between the Company and Owl Rock Capital Partners LP, dated August 10, 2018 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form 10 filed on August 10, 2018).

(13)(d)
Sale and Contribution Agreement dated as of August 11, 2020, between Owl Rock Technology Finance Corp., as Seller and OR Tech Financing I LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company's quarterly report on Form 10-Q filed August 11, 2020).

(13)(e)
Indenture and Security Agreement dated as of December 16, 2020, by and between Owl Rock Technology Financing 2020-1, as Issuer, Owl Rock Technology Financing 2020-1 LLC, as Co-Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.13 to the Company's annual report on Form 10-K filed March 5, 2021).

(13)(f)
Credit Agreement, dated as of November 16, 2021, among ORTF Funding I LLC, as Borrower, the Lenders referred to therein, Goldman Sachs Bank USA, as Sole Lead Arranger, Syndication Agent and Administrative Agent, State Street Bank and Trust Company, as Collateral Administrator and Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on November 17, 2021).

(13)(g)
Sale and Contribution Agreement, dated as of November 16, 2021, between Owl Rock Technology Finance Corp., as Seller and ORTF Funding I LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K, filed on November 17, 2021).

(13)(h)
Margining Agreement, dated as of November 16, 2021, between ORTF Funding I LLC, as Borrower, and Goldman Sachs Bank USA, as Administrative Agent and Calculation Agent (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K, filed on November 17, 2021).

(13)(i)
Amended and Restated Senior Secured Credit Agreement, dated as of November 15, 2022, between Owl Rock Technology Finance Corp., the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 18, 2022).

(13)(k)
Amended and Restated Credit Agreement, dated as of December 22, 2022, by and among OR Tech Financing I LLC, as Borrower, Alter Domus (US) LLC, as Administrative Agent and Document Custodian, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 23, 2022).

(13)(l)
First Amendment to Amended and Restated Credit Agreement, dated as of March 30, 2023, by and among OR Tech Financing I LLC, as Borrower, and the Lenders party thereto, and acknowledged by Alter Domus (US) LLC, as Administrative Agent (incorporated by reference to the Company's current report on Form 8-K filed on March 31, 2023).

(13)(m)
Amendment No. 1 to the Credit Agreement, dated as of June 23, 2023, among ORTF Funding I LLC, as Borrower, the Lenders referred to therein, Goldman Sachs Bank USA, as Sole Lead Arranger, Syndication Agent and Administrative Agent, State Street Bank and Trust Company, as Collateral Administrator and Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 27, 2023).

(13)(n)
License Agreement, dated as of July 6, 2023, between Blue Owl Technology Finance Corp. and Blue Owl Capital Holdings LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 6, 2023).

(13)(o)
First Supplemental Indenture, dated as of July 18, 2023 by and between Owl Rock Technology Financing 2020-1, as Issuer, Owl Rock Technology Financing 2020-1 LLC, as Co-Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 19, 2023).

(13)(p)
Second Supplemental Indenture, dated as of August 23, 2023, by and between Owl Rock Technology Financing 2020-1, as Issuer, Owl Rock Technology Financing 2020-1 LLC, as Co-Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on August 28, 2023).

(13)(q)
Amended and Restated Collateral Management Agreement, dated as of August 23, 2023, by and between Owl Rock Technology Financing 2020-1 LLC, as Issuer and Blue Owl Technology Credit Advisors LLC, as Collateral Manager (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 28, 2023).

(13)(r)
Amended and Restated Loan Sale Agreement, dated as of August 23, 2023, by and between Blue Owl Technology Finance Corp., as Seller and Owl Rock Technology Financing 2020-1 LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on August 28, 2023).

(13)(s)
First Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of September 26, 2023, between Blue Owl Technology Finance Corp., the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 2, 2023).

(13)(t)	Amended and Restated Dividend Reinvestment Plan effective as of May 6, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on May 10, 2024).

(13)(u)
Second Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of June 13, 2024, between Blue Owl Technology Finance Corp., the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 20, 2024).

(13)(v)
Amendment No. 2 to the Credit Agreement, dated as of October 30, 2024, among ORTF Funding I LLC, as Borrower, the Lenders referred to therein, Goldman Sachs Bank USA, as Sole Lead Arranger, Syndication Agent and Administrative Agent, State Street Bank and Trust Company, as Collateral Administrator and Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 1, 2024).

(13)(w)
Second Amendment to Amended and Restated Credit Agreement, dated as of October 30, 2024, among OR Tech Financing I LLC, as Borrower, and the Lenders party thereto, and acknowledged by Alter Domus (US) LLC, as Administrative Agent and Original Document Custodian and State Street Bank and Trust Company, as Successor Document Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 2, 2024).

(13)(y)
Third Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of December 20, 2024, between Blue Owl Technology Finance Corp., the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K , filed on December 23, 2024).

(14)(a)	Consent of KPMG LLP (Blue Owl Technology Finance Corp.)(incorporated by reference to Exhibit 14(a) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(14)(b)	Consent of KPMG LLP (Blue Owl Technology Finance Corp. II)(incorporated by reference to Exhibit 14(b) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(14)(c)
Report of KPMG with respect to the “Senior Securities” table (Blue Owl Technology Finance Corp.)(incorporated by reference to Exhibit 14(c) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(14)(d)
Report of KPMG with respect to the “Senior Securities” table (Blue Owl Technology Finance Corp. II) (incorporated by reference to Exhibit 14(d) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(15)	Not Applicable.

(16)	Power of Attorney (incorporated by reference to Exhibit 16 to the Company’s Registration Statement on Form N-14 filed on November 22, 2024).

(17)(a)	Consent of RBC Capital Markets, LLC (incorporated by reference to Exhibit 17(a) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(17)(b)	Consent of Truist Securities, Inc. (incorporated by reference to Exhibit 17(b) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(17)(c)	Consent of Greenhill & Co., LLC (incorporated by reference to Exhibit 17(c) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(17)(d)	Consent of Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 17(d) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(17)(e)	Form of Proxy Card of Blue Owl Technology Finance Corp. (incorporated by reference to Exhibit 17(e) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(17)(f)	Form of Proxy Card of Blue Owl Technology Finance Corp. II (incorporated by reference to Exhibit 17(f) to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)

(18)	Filing Fees Table (incorporated by reference to Exhibit 18 to the Company’s Registration Statement on Form N-14 filed on January 6, 2025)
______________
*Filed herewith.
Item 17. Undertakings.
(1)The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES
As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 24th day of March, 2025.

BLUE OWL TECHNOLOGY FINANCE CORP.

By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Operating Officer and Chief Financial Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 24, 2025.

Name	Title

/s/ Craig W. Packer
Craig W. Packer	Chief Executive Officer and Director

*
Edward D’Alelio	Chairman of the Board, Director

*
Melissa Weiler	Director

*
Christopher M. Temple	Director

*
Eric Kaye	Director

*
Victor Woolridge	Director

/s/ Jonathan Lamm
Jonathan Lamm	Chief Operating Officer and Chief Financial Officer

*
Matthew Swatt	Co-Chief Accounting Officer

*
Shari Withem	Co-Chief Accounting Officer
*By:       /s/ Jonathan Lamm
Signed by Jonathan Lamm on behalf of those identified pursuant to his designation as attorney-in-fact signed by Messrs. D’Alelio, Temple, Kaye, Woolridge and Swatt and Mses. Weiler and Withem on November 22, 2024.